UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York,                         New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   AMF Bowling, Inc.
   (PIN)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

   November/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |      01      |    01   |    01    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |        |        |      |                 |                 |                       |        |9.      |10.   |      |
              |        |        |      |                 |                 |                       |        |Number  |Owner-|      |
              |        |        |      |                 |                 |                       |        |of      |ship  |      |
              |2.      |        |      |                 |                 |                       |        |Deriv-  |of    |      |
              |Conver- |        |      | 5.              |                 |7.                     |        |ative   |Deriv-|11.   |
              |sion    |        |      | Number of       |                 |Title and Amount       |        |Secur-  |ative |Nature|
              |or      |        |      | Derivative      |6.               |of Underlying          |8.      |ities   |Secur-|of    |
              |Exer-   |        |4.    | Securities      |Date             |Securities             |Price   |Bene-   |ity:  |In-   |
              |cise    |3.      |Trans-| Acquired (A)    |Exercisable and  |(Instr. 3 and 4)       |of      |ficially|Direct|direct|
              |Price   |Trans-  |action| or Disposed     |Expiration Date  |-----------------------|Deriv-  |Owned   |(D) or|Bene- |
1.            |of      |action  |Code  | of (D)          |(Month/Day/Year) |             |Amount   |ative   |at End  |In-   |ficial|
Title of      |Deriv-  |Date    |(Instr| (Instr. 3,      |-----------------|             |or       |Secur-  |of      |direct|Owner-|
Derivative    |ative   |(Month/ |8)    | 4 and 5)        |Date    |Expira- |             |Number   |ity     |Month   |(I)   |ship  |
Security      |Secur-  |Day/    |------| ----------------|Exer-   |tion    |             |of       |(Instr. |(Instr. |(Instr|(Instr|
(Instr. 3)    |ity     |Year)   |Code|V|    (A)  |  (D)  |cisable |Date    |Title        |Shares   |5)      |4)      |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
0% Convertible|        |        |    | |         |       |        |        |             |         |        |        |      |      |
Debentures due|        |        |    | |         |       |        |        |             |         |        |        |      |      |
2018          |   02   |   03   | P  | |    03   |       | Immed. |5/12/18 |Common Stock |  02,03  |   03   |   04   | 01,04| 01,04|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to   |        |        |    | |         |       |        |        |             |         |        |        |      |      |
purchase      |        |        |    | |         |       |        |        |             |         |        |        |      |      |
Common Stock  | $0.01  |        |    | |         |       | Immed. |5/1/06  |Common Stock | 870,000 |        | 870,000| 01,05| 01,05|
-----------------------------------------------------------------------------------------------------------------------------------|
              |        |        |    | |         |       |        |        |             |         |        |        |      |      |
              |        |        |    | |         |       |        |        |             |         |        |        |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP II"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Bridge Street Fund 1995, L.P. ("Bridge Street 1995"), Bridge Street Fund 1996, L.P. ("Bridge Street 1996"), Stone Street Fund 1995, L.P. ("Stone Street 1995"), Stone Street Fund 1996, L.P. ("Stone Street 1996"), Stone Street Value Corp. ("Value Corp."), Stone Street Empire Corp. ("Empire Corp."), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Stone Street 1995, Bridge Street 1996, Stone Street 1996, Value Corp., Empire Corp., GS Advisors, GS Advisors II, GS oHG and Goldman
Sachs, the "Reporting Persons"). The principal business address of each of GS Group, GSCP II, Bridge Street 1995, Stone Street 1995, Bridge Street 1996, Stone Street 1996, Value Corp., Empire Corp., GS Advisors and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore, and GS Advisors II is c/o Maples and Calder, P.O. Box 309, Grand Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 29,966,593 shares of Common Stock, par value $.01 per share, of AMF Bowling, Inc. ("Common Stock") through GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996, Stone Street 1995 and Stone Street 1996 (collectively, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of GSCP II, GSCP II Germany and GSCP II Offshore. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 19,317,476 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 7,679,488 shares of Common Stock. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 712,530 shares of Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

Bridge Street 1995 may be deemed to own beneficially and directly and its managing general partner, Value Corp., may be deemed to own beneficially and indirectly 508,546 shares of Common Stock. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

Bridge Street 1996 may be deemed to own beneficially and directly and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly 523,986 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

Stone Street 1995 may be deemed to own beneficially and directly and its general partner, Value Corp., may be deemed to own beneficially and indirectly 451,922 shares of Common Stock. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

Stone Street 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 772,645 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

02: AMF Bowling, Inc. (the "Company") Zero Coupon Convertible Debentures due 2018 (the "Debentures") are convertible at any time prior to maturity into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity.

03: On November 12, 1998, the Limited Partnerships entered into an agreement (the "Debenture and Note Purchase Agreement") with certain other investors, pursuant to which the parties thereto agreed to make open market purchases of the Company's Debentures and 12 1/4% Senior Subordinated Discount Notes due 2006 (the "Notes") from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. There can be no assurance that the Limited Partnerships or any of the other parties to the Debenture & Note Purchase Agreement will acquire any additional Debentures thereunder or, if such securities are acquired, the amount of securities so acquired.

Accordingly, on November 13, 1998, GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996, Stone Street 1995 and Stone Street 1996 purchased $5,408,000, $2,149,000, $199,000, $142,000, $147,000, $126,000, and
$216,000, respectively, in principal amount of Debentures.

On November 16, 1998, GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996, Stone Street 1995 and Stone Street 1996 purchased $2,703,000, $1,075,000, $100,000, $71,000, $73,000, $63,000 and $108,000,
respectively, in principal amount of Debentures.

On November 17, 1998, GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996, Stone Street 1995 and Stone Street 1996 purchased $38,875,000, $15,454,000, $1,434,000, $1,023,000, $1,054,000, $909,000 and
$1,554,000, respectively, in principal amount of Debentures.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 632,143 shares of Common Stock by reason of the ownership by the Limited Partnerships of $72,883,000 principal amount in Debentures. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 407,528 shares of Common Stock by reason of the ownership by GSCP II of $46,986,000 in principal amount of Debentures. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 162,002 shares of Common Stock by reason of the ownership by GSCP II Offshore of $18,678,000 in principal amount of Debentures. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 15,031 shares of Common Stock by reason of the ownership by GSCP II Germany of $1,733,000 in principal amount of Debentures. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1995 may be deemed to own beneficially and directly and its managing general partner, Value Corp., may be deemed to own beneficially and indirectly 10,720 shares of Common Stock by reason of the ownership by Bridge Street 1995 of $1,236,000 in principal amount of Debentures. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly 11,050 shares of Common Stock by reason of the ownership by Bridge Street 1996 of $1,274,000 in principal amount of Debentures. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1995 may be deemed to own beneficially and directly and its general partner, Value Corp., may be deemed to own beneficially and indirectly 9,523 shares of Common Stock by reason of the ownership by Stone Street 1995 of $1,098,000 in principal amount of Debentures. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 16,289 shares of Common Stock by reason of the ownership by Stone Street 1996 of $1,878,000 in principal amount of Debentures. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

05: GS Group may be deemed to own beneficially and directly 870,000 shares of Common Stock because of its beneficial ownership of warrants to purchase 870,000 shares of Common Stock at a purchase price of $.01 per share. These warrants are immediately exercisable, and will expire on May 1, 2006.

Signature:

GOLDMAN, SACHS & CO.

 By:  s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


THE GOLDMAN, SACHS GROUP, L.P.

By:   s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS (CAYMAN), L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II GERMANY CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact




STONE STREET FUND 1995, L.P.


By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET FUND 1996, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


BRIDGE STREET FUND 1995, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET VALUE CORP.

By:  s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET EMPIRE CORP.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


December 10, 1998




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.